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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-16538
CUSIP NUMBER: 57772K101

(Check One):
☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: September 23, 2006

☐ ☐ ☐ ☐ ☐

Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
  For the transition period ended: ___________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

___________________________________________________________

PART I — REGISTRANT INFORMATION

Maxim Integrated Products, Inc.
Full Name of Registrant

120 San Gabriel Drive
Address of Principal Executive Office (Street and number)

Sunnyvale, CA    94086
City, state and zip code

PART II — RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b-25(b), the following should be completed. (Check box if appropriate.)

☐

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report/portion thereof will be filed or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Maxim Integrated Products, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the first quarter of fiscal 2007 ended September 23, 2006 ("Form 10-Q") by the prescribed due date of November 2, 2006. As previously announced, the Company's Board of Directors authorized a review of certain of the Company's past stock option grants and practices, which is being conducted by a Special Committee of the Board with the assistance of outside independent legal counsel. At this time, the Special Committee has not completed its review. Until this review is completed, the Company will not be able to file its Form 10-Q. The Company intends to file the Form 10-Q as soon as possible following the completion of the Special Committee's review but does not expect that such filing will be made by November 7, 2006, the extended deadline.

This Form 12b-25 contains forward-looking statements concerning the Company's review of certain past stock option grants and practices. There can be no assurance concerning the outcome of the Special Committee's review. Important factors that could cause actual results to differ materially include the final determinations of the Special Committee concerning matters relating to the Company's stock option grants and practices, the timing of such determinations and other actions that may be taken or required as a result of the Special Committee's review. Forward-looking statements are made as of the date of this filing, and, except as required by law, the Company does not undertake an obligation to update its forward-looking statements to reflect future events or circumstances.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Carl W. Jasper    408    737-7600
   (Name)         (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

The Company has not filed its Annual Report on Form 10-K for the fiscal year ended June 24, 2006.

☐ Yes      ☒ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes      ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Maxim Integrated Products, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 2, 2006	By:/s/ CARL W. JASPER Carl W. Jasper Vice President, Chief Financial Officer and Principal Accounting Officer